November 29, 2005

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Interim Report Under Rule 24 of the
Public Utilities Holding Company Act of 1935

Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, North Carolina 27601
File No. 70-10130

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending September 30, 2005, from and after registration of Progress Energy, Inc. (“Progress Energy”) on November 30, 2000:

a.	Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

i) 287,998 shares of Common Stock for the Investor Plus Plan; ii) 78,739 shares of Common Stock for the Equity Incentive Plan; and iii) 126,067 shares of Common Stock for the Employee 401(k) Plan.

b.	The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

Progress Energy’s commercial paper balance at 9/30/05 was $38,000,000. Progress Energy issued $123,975,000 in commercial paper from 7/01/05 through 9/30/05 at a weighted average yield of 3.96% under a $1.13 billion revolving credit facility.

c.	If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                  None.

d.	The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

                    None.

e.	The amount and terms of any Short-term debt issued by CP&L during the quarter.

Carolina Power & Light Company’s (“CP&L’s”) commercial paper balance at 9/30/05 was $186,900,000. CP&L issued $488,500,000 in commercial paper from 7/01/05 through 9/30/05 at a weighted average yield of 3.84% under a $450 million revolving credit facility.

f.	The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

                  None.

g.	The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

                  None.

h.	The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.

Guarantor	Beneficiary	Amt (in $)	Purpose of Guarantee & Subsidiary (for which issued)	Date
Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy Progress Energy	Cook Inlet Energy Supply, LLC Sempra Energy Trading Corp. Enbridge Marketing (US) L.P. NRG Power Marketing, Inc. Peoples Energy Wholesale Marketing LLC JP Morgan Trust Co., N.A., as Trustee	5,000,000 3,000,000 5,000,000 5,000,000 2,000,000 300,000,000	Progress Ventures, Inc.
Commodity Transactions

Progress Ventures, Inc.
Commodity Transactions

Progress Ventures, Inc.
Commodity Transactions

Progress Fuels

Progress Ventures, Inc.
Commodity Transactions, et
al.

Florida Progress Corp.,
FPC Capital 1 7.10%
QUIPS, Series A
7/21/05 8/11/05 9/13/05 9/19/05 9/30/05 9/30/05

i.	The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

                  None.

j.	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.

                  None.

k.	With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.

Non-Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 9/30/05

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy Progress Ventures, Inc. Progress Energy Service Company, LLC Progress Capital Holdings, Inc. Progress Fuels Corporation Strategic Resource Solutions Corp.	$ 722,247,826.46 $0.00 $0.00 $0.00 $0.00 $ 19,653,583.67	N/A $ 225,053,051.63 $ 84,811,024.80 $ 223,402,904.15 $ 256,501,101.12 $ 0.00

The range of interest rates on these borrowings was 3.445% to 4.201%.

Utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 9/30/05

	Loans to the Money Pool	Borrowings from the Money Pool
Progress Energy CP&L Florida Power Corporation	$ 131,827,402.85 $ 67,165,547.37 $ 56,487,432.54	N/A $ 117,086,548.72 $ 105,202,228.29

The range of interest rates on these borrowings was 3.445% to 4.201%.

l.	The market-to-book ratio of Common Stock at the end of the quarterly period.

Progress Energy Common Stock Data (as of September 30, 2005):
Total Common Stock Equity (in millions): Market-to-book ratio:	$7,903 1.41
m.	The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

None. No new Intermediate Subsidiaries were organized and no amounts were invested for such purposes during the third quarter of 2005.

n.	With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

None. No new Financing Subsidiaries were organized and no amounts were invested for such purposes during the third quarter of 2005.

o.	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

Filing Entity	Date of Filing
Florida Power Corporation Florida Progress Corporation (Progress Capital Holdings, Inc.)	August 25, 2005 August 25, 2005
p.	The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104. None of the investments to be reported confidentially for the third quarter of 2005 required state commission approval.

q.	The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

                $2,147,263.40

r.	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.

PROGRESS ENERGY, INC. UNAUDITED CONSOLIDATED BALANCE SHEETS (in millions) ASSETS	September 30 2005	December 31 2004

Utility Plant
Utility plant in service	$ 22,450	$ 22,103
Accumulated depreciation	(9,447)	(8,783)

Utility plant in service, net	13,003	13,320
Held for future use	14	13
Construction work in progress	1,068	799
Nuclear fuel, net of amortization	237	231

Total utility plant, net	14,322	14,363

Current assets
Cash and cash equivalents	205	56
Short-term investments	—	82
Receivables, net	1,200	911
Inventory	802	805
Deferred fuel cost	535	229
Deferred income taxes	45	114
Assets of discontinued operations	—	577
Prepayments and other current assets	404	174

Total current assets	3,191	2,948

Deferred debits and other assets
Regulatory assets	1,082	1,064
Nuclear decommissioning trust funds	1,115	1,044
Diversified business property, net	1,924	1,838
Miscellaneous other property and investments	489	444
Goodwill	3,719	3,719
Intangibles, net	310	337
Other assets and deferred debits	386	262

Total deferred debits and other assets	9,025	8,708

Total assets	$ 26,538	$ 26,019

CAPITALIZATION AND LIABILITIES

Common stock equity
Common stock without par value, 500 million shares authorized,
252 and 247 million shares issued and outstanding, respectively	$ 5,548	$ 5,360

Unearned restricted shares	—	(13)
Unearned ESOP shares	(63)	(76)
Accumulated other comprehensive loss	(212)	(164)
Retained earnings	2,630	2,526

Total common stock equity	7,903	7,633

Preferred stock of subsidiaries-not subject to mandatory redemption	93	93
Minority interest	41	36
Long-term debt, affiliate	270	270
Long-term debt, net	8,989	9,251

Total capitalization	17,296	17,283

Current liabilities
Current portion of long-term debt	852	349
Accounts payable and accrued liabilities	684	630
Interest accrued	166	219
Dividends declared	148	145
Short-term obligations	517	684
Customer deposits	195	180
Liabilities of discontinued operations	—	152
Other current liabilities	845	703

Total current liabilities	3,407	3,062

Deferred credits and other liabilities
Noncurrent income tax liabilities	399	625
Accumulated deferred investment tax credits	166	176
Regulatory liabilities	2,600	2,654
Asset retirement obligations	1,248	1,282
Accrued pension and other benefits	1,045	634
Other liabilities and deferred credits	377	303

Total deferred credits and other liabilities	5,835	5,674

Total capitalization and liabilities	$ 26,538	$ 26,019

CAROLINA POWER & LIGHT COMPANY d/b/a PROGRESS ENERGY CAROLINAS, INC. UNAUDITED CONSOLIDATED BALANCE SHEETS (in millions) ASSETS	September 30 2005	December 31 2004

Utility plant
Utility plant in service	$ 13,832	$ 13,521
Accumulated depreciation	(6,008)	(5,806)

Utility plant in service, net	7,824	7,715
Held for future use	5	5
Construction work in progress	473	379
Nuclear fuel, net of amortization	165	186

Total utility plant, net	8,467	8,285

Current assets
Cash and cash equivalents	52	18
Short-term investments	—	82
Receivables, net	488	397
Receivables from affiliated companies	17	20
Inventory	403	390
Deferred fuel cost	257	140
Prepayments and other current assets	73	135

Total current assets	1,290	1,182

Deferred debits and other assets
Regulatory assets	479	473
Nuclear decommissioning trust funds	628	581
Miscellaneous other property and investments	208	158
Other assets and deferred debits	156	108

Total deferred debits and other assets	1,471	1,320

Total assets	$ 11,228	$ 10,787

CAPITALIZATION AND LIABILITIES

Common stock equity
Common stock without par value
	$ 1,994	$ 1,975
Unearned ESOP common stock	(63)	(76)
Accumulated other comprehensive loss	(164)	(114)
Retained earnings	1,309	1,287

Total common stock equity	3,076	3,072

Preferred stock - not subject to mandatory redemption	59	59
Long-term debt, net	3,264	2,750

Total capitalization	6,399	5,881

Current liabilities
Current portion of long-term debt	—	300
Accounts payable	235	254
Payables to affiliated companies	68	83
Notes payable to affiliated companies	80	116
Short-term obligations	187	221
Customer deposits	50	45
Other current liabilities	298	256

Total current liabilities	918	1,275

Deferred credits and other liabilities
Noncurrent income tax liabilities	939	991
Accumulated deferred investment tax credits	134	140
Regulatory liabilities	1,198	1,052
Asset retirement obligations	964	924
Accrued pension and other benefits	579	428
Other liabilities and deferred credits	97	96

Total deferred credits and other liabilities	3,911	3,631

Total capitalization and liabilities	$ 11,228	$ 10,787

s.	A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy’s consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.

Progress Energy
Balance 6/30/05
Current earnings
Current earnings from exempt projects
Common dividends
Balance 9/30/05

CP&L
Balance 6/30/05
Current earnings
Dividend of cash to parent
Preferred dividends
Balance 9/30/05

Florida Progress Corporation
Balance 6/30/05
Current earnings
Dividend of cash to parent
Balance 9/30/05

Florida Power Corporation
Balance 6/30/05
Current earnings
Dividend of cash to parent
Preferred dividends
Balance 9/30/05	Consolidated Retained Earnings
(in millions)
$ 2,327
    446
       5
   (148)
$ 2,360

Consolidated Retained Earnings
(in millions)
$ 1,240
    184
   (114)
     (1)
$ 1,309

Consolidated Retained Earnings
(in millions)
$ 986
     257
     (1)
$ 1,242

Retained Earnings
(in millions)
$ 1,293
    151
      0
      0
$ 1,444

t.	A computation in accordance with Rule 53(a) setting forth Progress Energy’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

On September 30, 2005, Progress Energy’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs was approximately $1.324 billion, or about 53.17% of Progress Energy’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2005. The investment authority remaining under the July 17, 2002 order is approximately $2.676 billion as of September 30, 2005.

u.	A statement of Progress Energy’s “aggregate investment” in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.

	(in millions)	Sept 30, 2005	Percentage (1)
Total capitalization Net utility plant Total consolidated assets Common Equity Market Value (2)	$18,665 $14,322 $26,538 $11,260		7.1% 9.2% 5.0% 11.8%

(1) The above percentages assume an aggregate investment in EWGs of $1.324 billion
(2) Market value of common equity assumes the following:

Total common shares at 9/30/05 Closing share price at 9/30/05 Total market value	251,624,611 $44.75 $11,260,201,342

v.	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.

Capital Structure as of September 30, 2005 (in millions		Progress Energy			CP&L			Florida Power Corporation
Common stock equity Preferred securities Minority Interest Long-term debt (1) Long-term debt affiliate Notes to affiliated companies Short-term obligations Total	7,903 93 41 9,841 270 0 517 ------------ 18,665		42.4% 0.5% 0.2% 52.7% 1.4% 0.0% 2.8% 100.0%	3,076 59 0 3,264 0 80 187 ---------- 6,666		46.1% 0.9% 0.0% 49.0% 0.0% 1.2% 2.8% 100.0%	2,540 34 0 2,156 0 31 292 ------------ 5,053		50.3% 0.7% 0.0% 42.6% 0.0% 0.6% 5.8% 100.0%

(1) Includes current portion of long-term debt

w.	For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy's loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by Rule 45(c).

None. Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2005. A response to this item was filed confidentially pursuant to 17 CFR ss.250.104.

x.	Future registration statements filed under the Securities Act of 1933 during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

                 None.

PROGRESS ENERGY, INC. By: /s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer